1(212) 318-6097
billbelitsky@paulhastings.com


April 19, 2013                                                       74409.01355


VIA EDGAR


Mr. James E. O'Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      Invesco Unit Trusts, Taxable Income Series 466
         (the "Fund")(File No. 333-186407)
         -----------------------------------------

Dear Mr. O'Connor:

   On behalf of Invesco Capital Markets, Inc. (the "Sponsor"), we are writing in response to the comments contained in the Staff's comment letter dated February 26, 2013, with respect to the above-referenced Registration Statement on Form S-6. The Fund consists of one underlying unit investment trust portfolio, Invesco Term Trust, Series A (the "Trust").

   The Registrant's responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

                                   Prospectus

Principal Investment Strategy, page 2
-------------------------------------

1. The first sentence of this subsection states: "The Trust invests in a portfolio of short-term, high quality commercial paper, asset-backed commercial paper and certificates of deposit." The only "certificates of deposit" that the disclosure indicates the Trust will invest in are the dollar-denominated, limited-redemption CDs issued in the U.S. by foreign banks, known as "Yankee CDs." We also note that subsequent disclosure states that the Trust's securities are all "U.S. dollar-denominated." Please clarify whether the Trust will invest in the CDs of U.S. banks. If not, please substitute the term "Yankee CD" wherever the term "certificates of deposit" are used in the registration statement.

   Response: In addition to its investments in Yankee CDs issued in the U.S. by foreign banks, the Trust might also invest in the CDs of U.S. banks. Accordingly, the applicable language throughout the prospectus has been modified, and the related risk disclosures have been updated.

2. The disclosure on this page states: "The Trust's portfolio generally consists of short-term securities maturing approximately three months from the Initial Date of Deposit." The disclosure on page A-1 states that the "Trust Agreement will terminate at the end of the calendar year immediately following the anniversary of its execution." Please disclose how the Trust plans to keep existing and prospective investors apprised of quarterly changes to the composition of the portfolio.

   Response: The above referenced disclosure on page A-1 regarding the termination of the Trust Agreement has been modified to clarify that the Trust will terminate on the Mandatory Termination Date unless as otherwise provided in the Trust Agreement. Both the Trust's Mandatory Termination Date and the maturity of the last remaining security in the Trust are expected to occur within approximately three months following the Initial Date of Deposit. Since the Trust is a unit investment trust with a portfolio of specified securities, the composition of the Trust's portfolio would only change due to circumstances including, but not limited to, the potential sale of securities and the maturity of portfolio securities. It is anticipated that all or most of the securities in the Trust's portfolio will mature within a few business days prior to the Mandatory Termination Date.

Principal Risks, page 2
-----------------------

3. The titles of four paragraphs in the subsection refer, respectively, to the risks of concentrating in commercial paper, Yankee CDs, the "financials sector," and "securities of a particular type of issuer." The four paragraphs do not describe risks of concentrating coherently, if at all. The first two paragraphs simply describe the risks of investing, to any extent, in the two kinds of securities. The last paragraph does not identify the industries the Trust will be concentrating in and mixes the definitions of diversification and concentration in Sections 5(b)(1) and 8(b)(1)(E) of the Investment Company Act of 1940 ("1940 Act"). The third paragraph, however, describes the risk of concentrating in one of the industries, or group of industries, in which the Information Supplement indicates the Trust may concentrate. The Information Supplement also indicates that the Trust may concentrate in the consumer staples and consumer discretionary sectors. Please provide the appropriate additional risk disclosure in this subsection. Please revise the titles of the first two paragraphs to state, for example, that the Trust "is invested in," rather than "is concentrated in," commercial paper and Yankee CDs. Please use a different term than "diversified" in the third paragraph because the Trust could be concentrated and, yet, diversified, as the 1940 Act uses those terms.

   Response: The titles of each of the first two paragraphs referenced have been revised to reflect that the Trust "is invested in" commercial paper and certificates of deposit, respectively. The language in the paragraph disclosing a concentration in securities issued by companies in the financial sector has been revised, without the use of the term "diversified", to conform with the definition of the term concentration presented in Section 8(b)(1)(E) of the 1940 Act. The disclosure presenting the risk factors of consumer staples and consumer discretionary issuers has been removed from the Information Supplement since it is not currently expected that the Trust will have a concentration in this industry. The last paragraph referenced above has been deleted to avoid redundancy with the updated disclosure in the "Risk Factors--Security concentration risk" paragraph found on A-2.

2. Please disclose, where appropriate, the extent to which the Trust intends, and is permitted, to invest in illiquid securities under 1940 Act. See Investment Company Act Release No. 5847 (Oct. 21, 1969).

   Response: The Trust will invest significantly and without limitation in Rule 144A restricted 4(a)(2) commercial paper securities. As prescribed in Investment Company Act Release No. 17542, the Sponsor determines the liquidity of each 144A restricted security included in the Trust's portfolio, and only includes those 144A restricted securities it determines to be liquid. As a result, the Trust will not invest in securities that would be deemed illiquid as of the Initial Date of Deposit.

Summary of Essential Financial Information
------------------------------------------

The Trust imposes a redemption fee of .10%. We note that, although redemption fees do not appear to be common among UITs, redemption fees appear to be contemplated by the Item 46(b)(12) of Form N-8B-2, and are even required in certain circumstances under the 1940 Act (See Rule 22c-2 under the 1940 Act). Please explain to us the justification for this fee and why the amount was set at .10%. Specifically, what "other costs" are you referring to in the disclosure that says the redemption fee is "designed to offset, brokerage commissions, market impact, or other costs that may be associated with liquidating Trust securities in order to satisfy redemption requests."

   Response: The redemption fee will be retained by the Trust and serves to defray any costs the Trust may incur selling securities, as well as to protect the remaining unitholders from any dilution of the value of their units, resulting from redemptions. In satisfying redemptions, the Trust will incur brokerage commission costs in connection with the sale of the Trust's portfolio securities. Sales of securities to satisfy redemption requests may be to the detriment of the remaining unitholders due to the potential for price dislocations and the potential for excess security sales because of large trading denominations. Following a Trust evaluation, the actual price the Trust may receive for the sale of a particular security may be impacted by market movement and by pricing disparities amongst dealers. Since the Trust's securities typically trade in large denominations, it may be necessary for the Trust to sell a principal amount of securities in excess of the amount requested for redemption, resulting in a potential dilution in value per unit as well as a potential decrease in yield for the remaining term of the Trust. The redemption fee has been set at .10%, and corresponds to an amount that has been determined will adequately offset the total of the aforementioned costs associated with satisfying redemption requests.

The Trust - General, Page A-1
-----------------------------

The disclosure states: "The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the original percentage relationship among the principal amounts of securities that existed on the Initial Date of Deposit." Please clarify this statement. Will the sponsor maintain the same ratio among commercial paper, asset back commercial paper, and Yankee CDs? Will the industrial concentration of the issuers change? Will the percentage of restricted securities remain the same?

      Response: During the Trust's initial offering period, additional units may be created as a result of additional deposits into the Trust by the Sponsor. As additional deposits are made, the Trust is required to maintain, to the extent practicable, the original percentage relationships among the principal amounts of securities in order to meet the requirements associated with being organized as a grantor trust for federal tax purposes. It is expected that the resulting percentage relationship among the principal amounts of securities following any additional deposit of securities will reflect only a de minimus variation from the percentages that existed on the Initial Date of Deposit, attributable to the large trading denominations typically associated with the Trust's securities. Further, it is anticipated that the creation of additional units would result only in slight variances from the original ratios among the security types, issuer concentrations, and percentages of restricted securities.

Risk Factors, page A-1
----------------------

The disclosure, on page A-2, states: "Security concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a Trust, the Trust is considered to be concentrated" in that security type." Please conform this definition of concentration to Section 8(b)(1)(E) of the 1940 Act.

   Response: The prospectus disclosure has been amended to conform to the definition of concentration as found under Section 8(b)(1)(E) of the 1940 Act.

Liquidity Risk, page A-3
------------------------

1. The disclosure states: "No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange)." Please clarify what securities are referred to by this statement.

   Response: The disclosure has been modified to clarify that all of the Trust's securities are traded in the over-the-counter market, and therefore, are all subject to the associated liquidity risks.

2. The disclosure states: "Certain securities in the Trust are designated as "Rule 144A" restricted securities pursuant to the Securities Act of 1933, as amended ("1933 Act"), and may be subject to enhanced liquidity risk." Because the securities described in Rule 144A under 1933 Act are likely to be more liquid than other privately placed securities, an implication of this statement is that Rule 144A securities are the only private placements in which the Trust will invest. Please clarify whether Rule 144A securities are, in fact, the only private placements in which the Trust will invest. If not, how will the Trust satisfy the limitation on illiquid securities? (See Investment Company Act Release No. 5847 (Oct. 21, 1969).) Please clarify whether all of the Yankee CDs will be Rule 144A securities.

   Response: The only privately placed securities in which the Trust will invest are Rule 144A restricted 4(a)(2) commercial paper securities. It is anticipated that a substantial portion of the commercial paper held in the Trust will have this particular set of characteristics. Yankee CDs are not privately placed securities and do not require the exemption provided by Rule 144A for resale.

3. The disclosure states: "The Sponsor has determined that each restricted security included in the Trust is liquid as of the close of business on the day prior to the Initial Date of Deposit." Restricted securities ordinarily would be subject to the limitation on illiquid securities. (See Investment Company Act Release No. 5847 (Oct. 21, 1969).) However, the Commission, in adopting Rule 144A, allowed the boards of directors of funds or, in the case of UITs, the sponsor, the flexibility to determine, in appropriate circumstances, that specific Rule 144A securities are liquid and not subject to the limitation on illiquid securities. (See Investment Company Act Release No. 17452 (Apr. 23,
1990).) Because the Trust intends to invest in Rule 144A securities and treat them as liquid, please provide disclosure about the nature of Rule 144A securities, the role of the Sponsor in determining whether or not such securities are liquid for purposes of the illiquid asset limitation, and the factors that the Sponsor will take into account in determining whether a Rule 144A security is liquid (e.g., trading actively, availability of reliable price information, and other relevant information).

   Response: The relevant prospectus disclosure has been amended to include the factors that the Sponsor will take into account in determining whether a Rule 144A security is liquid, and to include disclosure regarding the Sponsor's role for purposes of the illiquid asset limitation. The Registrant respectfully submits that the language under "Risk Factors--Liquidity Risk" already includes disclosure regarding the nature of Rule 144A securities.

4. Please confirm that the only investors in the Trust will be "qualified institutional buyers," as defined in Rule 144A(a)(1) under the Securities Act.

   Response: Units of the Trust, sold at a 10,000 unit minimum, are intended to be marketed and sold to institutional investors as indicated in the prospectus disclosure. Although the Trust's investors may generally meet the "qualified institutional buyer" standard, this standard is applied only to the entities to whom restricted securities may be directly sold to under the Rule 144A resale exemption.

5. The disclosure, on page 3, states: "Where registration is required for the resale of a restricted security, the Trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse from the time the Trustee attempts to sell such restricted Trust securities and the time the Trustee may be permitted to sell the restricted Trust securities under an effective registration statement." Please explain to us why the Trust would invest in privately placed securities that it must pay to register, or that are subject to a holding period, before they can be resold, particularly if, as stated above, the Trust can satisfy the requirements of Rule 144A.

   Response: The only restricted securities in which the Trust will invest will be Rule 144A restricted 4(a)(2) commercial paper securities. Should the extraordinary circumstance arise in which the Trust is unable to sell such a restricted security to a qualified institutional buyer as permitted under Rule 144A, due to severe market disruption or other reasons, this disclosure serves to describe the related costs and consequences associated with liquidating a restricted security. The above referenced disclosure on page A-3 has been modified to indicate that any such registration of a restricted security would represent an extraordinary circumstance.

6. The same paragraph also states: "Due to the potential for delays on resale and uncertainty in valuation associated with restricted securities, the Trustee may experience difficulty satisfying redemptions within three business days." We note that this statement is inconsistent with the disclosure, on page A-9, stating that Unitholders will generally receive redemption proceeds within two to three days following a "satisfactory" tender. Please explain the apparent inconsistency in the disclosure.

   Response: The Registrant respectfully maintains that there is no inconsistency between the above referenced statements in the disclosure. The language on page A-9 states that redemption proceeds will generally be received with three business days following satisfactory tender, while the quoted language on A-3 describes the potential difficulty the Trustee may encounter in satisfying redemptions within three business days under extraordinary circumstances. In any event, the Trust will satisfy all redemption requests in accordance with the provisions of Section 22(e) of the 1940 Act.

Distributions of Interest and Principal, page A-8
-------------------------------------------------

The disclosure states that "since the securities in your Trust generally do not pay current interest during their life, it is not anticipated that Unitholders will receive interest distributions during the life of the Trust." Particularly since the interest income will apparently be predominantly original issue discount, we believe that it would be helpful to investors if this subsection were to include a discussion of the economic concept of OID and to provide a citation to the discussion of the tax treatment of OID in the "Federal Tax Status" section on page A-12. In addition, this statement appears to be inconsistent with the statement, on page 13, that "[s]ome Debt Obligations may have been issued with original issue discount." Please reconcile this apparent inconsistency.

   Response: The disclosure on page A-8 has been amended to include a citation to a previous section describing the concept of original issue discount, as well as a citation to the applicable "Federal Tax Status" subsection. The language on page A-13 has been amended to reflect that "Many of the Debt Obligations" in the Trust are expected to be original issue discount securities.

                                    ********

   Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP